UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

NUTRACEA
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

45776L100
(CUSIP Number)

April 7, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☑           Rule 13d-1(c)
☐           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Ironridge Global IV, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

1.	NAME OF REPORTING PERSON

Ironridge Global Partners, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-4741201

1.	NAME OF REPORTING PERSON

Brendan T. O’Neil

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

1.	NAME OF REPORTING PERSON

Richard H. Kreger

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

1.	NAME OF REPORTING PERSON

John C. Kirkland

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ITEM1 (a)	Name of Issuer:

NutraCea

ITEM2 (a)	Name of Person Filing:

This statement is filed by Ironridge Global IV, Ltd. (“IV”) with respect to shares of common stock of the issuer beneficially owned by IV, and by Ironridge Global Partners, LLC (“IGP”), and IGP’s managing members Brendan T. O’Neil, Richard H. Kreger and John C. Kirkland with respect to the shares beneficially owned by IV.

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(b)           Percent of class:

As reported in the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on April 7, 2011, IV was issued 2,576,775 shares of common stock of the issuer.  This represents approximately 1.3% of the total issued and outstanding shares, based upon the 195,717,735 common shares issued and outstanding as of March 31, 2011, as stated in the preliminary proxy statement on Schedule 14A filed by the issuer with the SEC on April 21, 2011.

This amendment is filed solely to reflect that the inadvertent statement under Item 4 in the original filing that the shares issued to IV represent approximately 5% of the outstanding common stock after such issuance, is erroneous and should have stated 1.3%.  The number of shares and percent of class represented, as stated in Items 5 through 11 of the cover page of the original filing were correct.

ITEM 10: Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 25, 2011	IRONRIDGE GLOBAL IV, LTD.

		By:	/s/ David Sims
Name: David Sims
Its: Vice President

Dated:	April 25, 2011	IRONRIDGE GLOBAL PARTNERS, LLC

		By:	/s/ Keith Coulston
Name: Keith Coulston
Its: Vice President

Dated:	April 25, 2011	/s/ Brendan T. O’Neil
Brendan T. O’Neil

Dated:	April 25, 2011	/s/ Richard H. Kreger
Richard H. Kreger

Dated:	April 25, 2011	/s/ John C. Kirkland
John C. Kirkland